Exhibit 99.1

SciSparc and Clearmind Continue to Strengthen International Patent Portfolio with Next Generation Classic Psychedelic-Based Compounds

TEL AVIV, Israel, Feb. 20, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that as part of its ongoing collaboration with Clearmind Medicine Inc. (“Clearmind”) (Nasdaq: CMND) (CSE: CMND) (FSE: CWY), a biotechnology company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated mental health problems, Clearmind filed three patent applications under the international Patent Cooperation Treaty.

The three patent applications refer to novel proprietary combinations of lysergic acid diethylamide (LSD), psilocybin, N,N-dimethyltryptamine (DMT) and Palmitoylethanolamide (PEA), the active ingredient of SciSparc’s proprietary CannAmide™.

These applications were previously filed by Clearmind as provisional patent applications with the United States Patent and Trademark Office.

“We are pleased to continue our ongoing collaboration with Clearmind by expanding the intellectual property portfolio, which is an important asset,” said SciSparc’s Chief Executive Officer, Oz Adler. “We believe in the added value that CannAmide™ can offer when combined with various psychedelic compounds that are known for their therapeutics advantages.”

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the Company’s ongoing collaboration with Clearmind and the belief of the added value that CannAmide™ can offer when combined with various psychedelic compounds. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055